Filed by Colombier Acquisition Corp.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,
under the Securities Exchange Act of 1934, as amended
Subject Company: Colombier Acquisition Corp.
Commission File No.: 001-40457
Date: February 28, 2023

On February 28, 2023, Michael Seifert, the CEO of PSQ Holdings Inc. which is party to a previously disclosed Merger Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

Michael Seifert Instagram @realmichaelseifert



FOX BUSINESS
LIVE
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
WAKING UP TO WOKENESS
DOW 32,734.54 154.55 -0.47%
officialpublicsq and realmichaelseifert
Original audio
officialpublicsq We're excited to go public with CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward!
Link to SEC Legend: https://publicsq.com/sec-legend
Edited · 3h
hannahfurnberg A platform for 'We the People' & owned by 'We the People'... absolutely incredible! And it's only just the beginning
6h 16 likes Reply
graceolechowski PublicSq. by the people, for the people
So exciting!
6h 24 likes Reply
the_typical_liberal
5h 8 likes Reply
Liked by joanieh113 and 3,810 others
Add a comment...
Post


realmichaelseifert 6h
MAJOR ANNOUNCEMENT 🇺🇸
Michael Seifert
@realmichaelseif
We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward! 🇺🇸
PublicSq. @officialpsq · 26m
We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with...
Show this thread
6:20 AM · 2/28/23 · 13.3K Views
55
2
Reply to realmichaelseifert...


realmichaelseifert 5h
Thread
jakewlittle
PublicSq. Retweeted
Michael Seifert
@realmichaelseif
We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward! 🇺🇸
@realmichaelseifert
@officialpublicsq
CONGRATULATIONS
Massive Win for American Companies & Consumers 🇺🇸
values that have made this nation so special in the
48 Retweets 98 Likes
Michael Seifert @realmichaelseif · 38m
Reply to realmichaelseifert...


realmichaelseifert 5h
tips_with_tracie
Let's GO!!! Excited!!!
MAJOR ANNOUNCEMENT 🇺🇸
Michael Seifert
@realmichaelseif
We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward! 🇺🇸
PublicSq. @officialpsq · 26m
We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with...
Show this thread
6:20 AM · 2/28/23 · 13.3K Views
55 2
Onward & Upward 🇺🇸
Reply to realmichaelseifert...


realmichaelseifert 4h
2:30
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
DOW 32,737.43 151.66
officialpublicsq and realmichaelseifert
Reply to realmichaelseifert...


realmichaelseifert 3h
officialpublicsq
A company by the people, for the people, and owned by 'We the People' 🇺🇸
2:31
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
officialpublicsq
Reply to realmichaelseifert...


realmichaelseifert 3h
sarahgabel
Could not be more excited about this!!
We are a company by the people, for the people, owned by 'We the People' 🇺🇸
Time to shake up Wall Street!!!
2:30
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
officialpublicsq and realmichaelseifert
So proud of you
@realmichaelseifert
Reply to realmichaelseifert...


realmichaelseifert 2h
jonnyroot_
NEWS BREAKING
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
Congrats
@officialpublicsq
@realmichaelseifert
Reply to realmichaelseifert...


realmichaelseifert 2h
the_typical_liberal and dc_draino
Bro.......
Your company.....
DESTROYED EVERY SINGLE SYSTEM I HAVE
lol
I have hired 5 people this week because of the blast you guys sent out
Lol
200+ appointments in the last 48 hours since the email blast went out.
WOW WOW WOW.
iMessage
the_typical_liberal Just imagine what being listed on @officialpublicsq can do for YOUR business 🔥 LINK IN...
Reply to realmichaelseifert...



realmichaelseifert 2h
donaldjtrumpjr
As many of you know, I hate woke corporations, but we're not going to beat them if we just keep complaining on Twitter.
That's why I'm excited that my friends at PublicSq are going public with stock ticker $CLBR
Download the app at
WWW.PUBLICSQ.COM
and join the un-woke economy today.
PublicSq.
donaldjtrumpjr They kept saying if you don't like it build your own... so my friends @officialpublicsq did just that....
Reply to realmichaelseifert...



realmichaelseifert 1h
staucie
MAJOR ANNOUNCEMENT
Michael Seifert
@realmichaelseif
We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward!
PublicSq. @officialpsq · 26m
We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with...
Show this thread
6:20 AM · 2/28/23 · 13.3K Views
55
2
NEVER THOUGHT WE WOULD BE HERE WHEN I DECIDED TO WORK FOR @OFFICIALPUBLICSQ JUST 1 1/2 YEARS AGO. GRATEFUL FOR THIS COMPANY AND THE LEADERSHIP OF @REALMICHAELSEIFERT! ONWARD & UPWARD
Reply to realmichaelseifert...



realmichaelseifert 1h
tips_with_tracie_
Incredible!!!
@realmichaelseifert
2:31
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
officialpublicsq and realmichaelseifert
Join us on
@officialpublicsq
Let's add your
business!
APPLY FOR MY FREE BUSINESS PROFILE
Reply to realmichaelseifert...



realmichaelseifert 47m
donaldjtrumpjr
As many of you know, I hate woke corporations, but we're not going to beat them if we just keep complaining on Twitter.
That's why I'm excited that my friends at PublicSq are going public with stock ticker $CLBR
Download the app at
WWW.PUBLICSQ.COM
and join the un-woke economy today.
PublicSq.
donaldjtrumpjr They kept saying if you don't like it build your own... so my friends @officialpublicsq did just that....
Reply to realmichaelseifert...


realmichaelseifert 38m
markzizi
MAJOR ANNOUNCEMENT
Michael Seifert
@realmichaelseif
We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward!
PublicSq. @officialpsq · 26m
We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with...
Show this thread
6:20 AM · 2/28/23 · 13.3K Views
55
2
So amazing!! This is what's called creating real change.
Congratulations to @officialpublicsq and @realmichaelseifert
Hard work and values
Michael is genuine, takes time for the little people, and most importantly a family man!!
Reply to realmichaelseifert...

Michael Seifert Twitter @realmichaelseif


Michael Seifert @realmichaelseif · 14m
Honored to be on the journey with @nick_ayers @bgmasters @RealOmeedMalik and others. We're just getting started!
Nick Ayers @nick_ayers · 18m
For too long woke globalist corporations have lectured us here at home & disowned the American values that built them into global behemoths without economic consequence. @officialpsq changes that and empowers YOU to align your dollars with your values. That's why @bgmasters... Show more
2
4
765
Promoted Tweet

Michael Seifert @realmichaelseif · 6h

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.

There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.

Onward and upward! 🇺🇸

> **PublicSq.** @officialpsq · 6h
> We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with $CLBR to further this mission.
> Show this thread

16 | 113 | 265 | 72.2K

Michael Seifert @realmichaelseif · 6h

PRESS RELEASE:

> businesswire.com
> PublicSq., a Leading Values-Aligned Marketplace...
> PSQ Holdings, Inc. ("PublicSq."), the nation's largest values-aligned marketplace, and Colombi...

2 | 5 | 12 | 1,319

Michael Seifert @realmichaelseif · 5h

SEC Legend: assets.website-files.com/63ea648ccb4532...

1 | 3 | 6 | 790

Michael Seifert Retweeted

Nick Ayers @nick_ayers · 18m

For too long woke globalist corporations have lectured us here at home & disowned the American values that built them into global behemoths without economic consequence. @officialpsq changes that and empowers YOU to align your dollars with your values. That's why @bgmasters... Show more

1 | 8 | 19 | 3,694

Michael Seifert Retweeted

Gillian Tan @GillianTan · Feb 26

New: @RealOmeedMalik's SPAC has agreed to merge with PublicSq., a marketplace for "freedom-loving" Americans that's led by @realmichaelseif

@nick_ayers & @bgmasters are set to join the combined co's board $CLBR 🇺🇸



> bloomberg.com
> Omeed Malik's SPAC Nears Deal With 'Patriotic' Marketplace Public...
> Omeed Malik's Colombier Acquisition Corp., a blank-check firm, agreed to merge with PSQ Holdings Inc., a marketplace that connect...

3 | 20 | 29 | 7,481

Michael Seifert Retweeted

Greg Price @greg_price11 · 19h

It's really awesome to see that @RealOmeedMalik is taking @officialpsq public. The app created by my guy @realmichaelseif is the largest marketplace of un-woke businesses in America. Everybody should download it and start shopping from businesses that don't hate you.


TONIGHT
N TONIGHT
FOX
ESG POLICIES ARE HARMFUL AND DESTRUCTIVE
TUCKER CARLSON TONIGHT
2:10 44K views

13 110 271 36.7K

Michael Seifert Retweeted

Donald Trump Jr. @DonaldJTrumpJr · 6h

As many of you know, I hate woke corporations but we're not going to beat them if we just keep complaining on Twitter.

That's why I'm excited that my friends at @officialpsq are going public with #CLBR today!

businesswire.com
PublicSq., a Leading Values-Aligned Marketplace...
PSQ Holdings, Inc. ("PublicSq."), the nation's largest values-aligned marketplace, and Colombi...

215 273 1,092 102.3K

Show this thread

Michael Seifert Retweeted

Alex Bruesewitz 🇺🇸 @alexbruesewitz · 6h

The Red Economy is becoming a reality! @officialpsq is merging with $CLBR in a $200M Deal to take the digital patriot economy public. We must fight back against woke corporations by spending our dollars with companies that share our values!

Greg Price @greg_price11 · 19h

It's really awesome to see that @RealOmeedMalik is taking @officialpsq public. The app created by my guy @realmichaelseif is the largest marketplace of un-woke businesses in America. Everybody should download it and start shopping from businesses that don't hate you.


N TONIGHT
SON TONIGHT
FOX
ESG POLICIES ARE HARMFUL AND DESTRUCTIVE
TUCKER CARLSON TONIGHT
2:11 44K views

11 25 94 8,388

Michael Seifert LinkedIn


Michael Seifert liked Lowell Everly's comment on this

Michael Seifert • 1st
CEO & Founder at PublicSq.
8h •

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
...see more

businesswire
A BERKSHIRE HATHAWAY COMPANY

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)
businesswire.com • 10 min read

Jack Ahern and 59 others
14 comments • 3 reposts

Like Comment Repost Send

Michael Seifert Truth @MichaelSeifert


MichaelSeifert ReTruthed

Donald Trump Jr.
@DonaldJTrumpJr · 9h

As many of you know, I hate woke corporations but we're not going to beat them if we just keep complaining on Twitter.

That's why I'm excited that my friends at @officialpsq are going public with $CLBR today!

If you're sick of the nonsense and want to fight back this is a great way to get started. End the woke nonsense now! Download the app and join the un-woke economy today. publicsq.mobi/DJTJr

America's Marketplace
PublicSq.

PublicSq.
America's Marketplace
publicsq.mobi

56 339 1.16k

On February 28, 2023, Sebastian Harris, the COO of PSQ Holdings Inc. which is party to a previously disclosed Business Combination Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

Sebastian Harris Instagram @sebastianjosephharris



sebastianjosephharris 3h
officialpublicsq
A company by the people, for the people, and owned by 'We the People' 🇺🇸
2:27
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
officialpublicsq
Reply to sebastianjosephharris...



sebastianjosephharris 3h
chrissibretz
Excited for the journey ahead🇺🇸
2:28
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
officialpublicsq and realmichaelseifert
@sebastianjosephharris
@realmichaelseifert
@officialpublicsq
Reply to sebastianjosephharris...


sebastianjosephharris 3h
Let's go!! 🇺🇸🇺🇸
2:28
HUNDREDS OF COMPANIES IN U.S. ADOPT WOKE POLICIES
DOW
32,736.45
officialpublicsq and realmichaelseifert
Reply to sebastianjosephharris...


sebastianjosephharris 3h
MAJOR ANNOUNCEMENT 🇺🇸
Michael Seifert
@realmichaelseif
We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.
There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.
Onward and upward! 🇺🇸
PublicSq. @officialpsq · 26m
We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with...
Show this thread
6:20 AM · 2/28/23 · 13.3K Views
55
2
Reply to sebastianjosephharris...


sebastianjosephharris 29m
As many of you know, I hate woke corporations, but we're not going to beat them if we just keep complaining on Twitter.
That's why I'm excited that my friends at PublicSq are going public with stock ticker $CLBR
Download the app at
WWW.PUBLICSQ.COM
and join the un-woke economy today.
PublicSq.
@donaldjtrumpjr
Reply to sebastianjosephharris...

Sebastian Harris Twitter

Sebastian Harris 🇺🇸 Retweeted

Michael Seifert @realmichaelseif · 6h

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.

There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.

Onward and upward! 🇺🇸

> **PublicSq.** @officialpsq · 6h
>
> We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with $CLBR to further this mission.
>
> Show this thread

16 115 265 72.4K

Show this thread

Sebastian Harris 🇺🇸 @i_am_sebharris · 6h

Well the cat is out of the bag now... we're going public.

We're just getting started. 🇺🇸

> **PublicSq.** @officialpsq · 6h
>
> We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with $CLBR to further this mission.
>
> Show this thread

1 4 277

Sebastian Harris 🇺🇸 @i_am_sebharris · 6h

SEC Legend: publicsq.com/sec-legend

1 19

Sebastian Harris 🇺🇸 @i_am_sebharris · 6h

PRESS RELEASE:

> businesswire
>
> businesswire.com
>
> PublicSq., a Leading Values-Aligned Marketplace...
>
> PSQ Holdings, Inc. ("PublicSq."), the nation's largest values-aligned marketplace, and Colombi...

16

Sebastian Harris LinkedIn

Sebastian Harris reposted this

PublicSq.
2,960 followers
4h •

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'. 🇺🇸

There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.

Onward and upward! 🇺🇸

Link to SEC Legend: https://lnkd.in/g-xCba_t



PublicSq.
FOX BUSINESS
8:22A MT
PUBLICSQ CAMPAIGN TAKES ON "ANTI-WOKE" BUSINESSES
WAKING UP TO WOKENESS
DOW
32,734.16
154.93
-0.47 %
NAS 11,481.86 ▲14.88 +0.13% RUSS 2K 1,908.13 ▲11.86 +0.63%
LAST TRADES ADVCD MICRO DEVICES [AMD] 78.23 ▼0.54

Brad Searle and 57 others · 8 comments • 8 reposts

Reactions

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Sebastian Harris liked **Ashley Hineline**'s comment on this

Sebastian Harris • 1st
Co-Founder and Chief Operating Officer at PublicSq.
6h •

Cat is out of the bag... we're going Public!

We're just getting started! ...see more

PublicSq.
2,960 followers
7h • Edited •

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place ...see more



bw
businesswire
A BERKSHIRE HATHAWAY COMPANY

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)
businesswire.com • 10 min read

Hannah Furnberg and 33 others · 13 comments

On February 28, 2023, Bradley Searle, the CFO of PSQ Holdings Inc. which is party to a previously disclosed Business Combination Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

Bradley Searle LinkedIn



Brad Searle likes this
Ryan Stelzner • 1st
Head of Business Development at PublicSQ.
23h •
Exciting new development over at PublicSq.
businesswire
A BERKSHIRE HATHAWAY COMPANY
PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)
businesswire.com • 10 min read
Sebastian Harris and 12 others
1 comment



Brad Searle reposted this
PublicSq.
2,961 followers
9h • Edited •
We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to ...see more
businesswire
A BERKSHIRE HATHAWAY COMPANY
PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)
businesswire.com • 10 min read
14
4 comments • 5 reposts
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Comment
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Brad Searle celebrates this

PublicSq.
2,961 followers
6h •

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'. 🇺🇸

...see more


FOX BUSINESS
8:22A MT
PUBLICSQ CAMPAIGN TAKES ON "ANTI-WOKE" BUSINESSES
WAKING UP TO WOKENESS
DOW
32,735.38
153.71
-0.47%
NAS 11,481.46 14.48
RUSS 2K 1,908.12 11.85
LAST TRADES
MAN SACHS (GS) 358.17 7.36
ADVCD MICRO DEVIC

Brad Searle and 71 others · 9 comments • 9 reposts

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Brad Searle replied to **Connor Dudas**' comment on this

PublicSq.
2,961 followers
9h • Edited •

We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to ...see more

businesswire
A BERKSHIRE HATHAWAY COMPANY

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)

businesswire.com • 10 min read

14 · 4 comments • 5 reposts

Brad Searle likes this

John Koehnen • 1st
VP, Product @ PublicSq. (America's Marketplace)
5h •

A year ago, I left Corporate America to work at an early stage startup that I believed in - one that advocated for small businesses, for individual liberties and for freedom for all Americans - everything that makes America ...see more

Home - PublicSq.

info.publicsq.com • 1 min read

Anastacia Escher and 20 others · 4 comments

On February 28, 2023, Brian Elkins, the CTO of PSQ Holdings Inc. which is party to a previously disclosed Business Combination Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

Brian Elkins LinkedIn

Brian Elkins reposted this

PublicSq.
2,960 followers
4h •

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'. 🇺🇸

There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.

Onward and upward! 🇺🇸

Link to SEC Legend: https://lnkd.in/g-xCba_t


PublicSq.
FOX BUSINESS
8:22A MT
PUBLICSQ CAMPAIGN TAKES ON "ANTI-WOKE" BUSINESSES
WAKING UP TO WOKENESS
DOW
32,734.16
154.93
-0.47%
NAS 11,481.86 14.88 RUSS 2K 1,908.13 11.86
LAST TRADES ADVCD MICRO DEVICES (AMD) 78.23 0.54 REG

Brad Searle and 59 others · 9 comments · 8 reposts

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On February 28, 2023, Blake Masters, a board member of PSQ Holdings Inc. which is party to a previously disclosed Business Combination Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

Blake Masters Twitter @bgmasters


Blake Masters @bgmasters · 17s

Turns out most Americans don't like globalist corporations pushing woke ideology on them — most of us would greatly prefer to support businesses that share our values. @officialpsq helps make that happen! It's going public with $CLBR, and I'm thrilled to be joining the board.

Michael Seifert @realmichaelseif · 6h

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.

There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.

Onward and upward! 🇺🇸 twitter.com/officialpsq/st...

Show this thread

2


Blake Masters Retweeted

Greg Price @greg_price11 · 19h

It's really awesome to see that @RealOmeedMalik is taking @officialpsq public. The app created by my guy @realmichaelseif is the largest marketplace of un-woke businesses in America. Everybody should download it and start shopping from businesses that don't hate you.

FOX
ESG POLICIES ARE HARMFUL AND DESTRUCTIVE
TUCKER CARLSON TONIGHT
2:08 | 44.1K views

13 110 272 37K

Blake Masters Retweeted

On February 28, 2023, Nick Ayers, a board member of PSQ Holdings Inc. which is party to a previously disclosed Business Combination Agreement, dated as of February 27, 2023, with Colombier Acquisition Corp., among other parties, through his social media accounts, shared the following posts on Instagram, Facebook, LinkedIn, Twitter, and Truth Social.

Nick Ayers Twitter @nick_ayers

Tweet

Nick Ayers
@nick_ayers

For too long woke globalist corporations have lectured us here at home & disowned the American values that built them into global behemoths without economic consequence. @officialpsq changes that and empowers YOU to align your dollars with your values. That's why @bgmasters @realmichaelseif @DonaldJTrumpJr @RealOmeedMalik, myself, and tens of thousands more of us are banding together behind $CLBR to grow and expand Public Square. Download the app today, join this cause, join this movement.

12:43 PM · Feb 28, 2023 · **5,136** Views

11 Retweets **1** Quote Tweet **28** Likes

Nick Ayers Retweeted

Michael Seifert @realmichaelseif · 6h

We're excited to go public with $CLBR so that we can be a company by the people, for the people, and owned by 'We the People'.

There's a desperate need for the values of Main Street to be represented on Wall St. and we're grateful to provide a solution.

Onward and upward! 🇺🇸

> **PublicSq.** @officialpsq · 6h
> We at PublicSq. are providing a solution that helps freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're excited to be going public with $CLBR to further this mission.
> Show this thread

16 115 265 72.5K

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